SanMelix Laboratories, Inc.



ANNUAL REPORT

1150 North 35th Avenue Suite 225

HOLLYWOOD, FL 33028

(954) 605-4357

www.sanmelixlaboratories.com

This Annual Report is dated April 23, 2021.

BUSINESS

SanMelix Laboratories, LLC was formed on 08/29/2016 in the State of Florida. SanMelix Laboratories, Inc. was incorporated on 01/13/2017 in the State of Delaware. On 02/06/2017, SanMelix Laboratories LLC, a Florida limited liability company, was merged into SanMelix Laboratories, Inc., a Delaware Corporation. The Company was founded by Dr. Sabacinski, Diana Sabacinski, CPA, and John Kaufman in 2016. SanMelix Laboratories is a bioactive wound care company focusing on the unique medicinal properties of Buckwheat Honey for tissue regeneration and accelerated healing. Our BeeCure™ bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. Dr. Sabacinski co-invented 3 patent pending natural Buckwheat Honey BEECure™ medical devices which we believe demonstrated superior clinical outcomes.

Previous Offerings

Between 2020 and 2019, we sold 1,304,028 shares of non-voting common stock in exchange for $.60 per share under Regulation Crowdfunding.

In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to Accredited Investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum placement of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24- month period. The

Note's outstanding principal and interest will convert into the Company's Common Shares at a conversion price of $0.65 per share. In addition, each investor who purchases Notes will receive 100% warrant coverage. Each warrant has a five- year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in next offering. During the year ending December 31, 2020, the Company issued $125,000 in notes and recognized gross proceeds of $102,969, the difference between the

proceeds from the notes and principal amounts consists of $22,031 of OID.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $418,000.00

Number of Securities Sold: 836,000

Use of proceeds: Conducted target market analysis to determine multiple product applications to penetrate $8.3B bioactive wound care market   Constructive meeting with the FDA for our 510(k) Pre-submission needed for BeeCure™ MGO regulatory clearance   Secured authentic raw buckwheat honey supplier   Manufacturing order completed for our bioactive BeeCure™ MGO (AWC) dressing samples   Executed master service agreement (MSA) with Trauma Insight (CRO) to provide 510(k) testing through US Air Force 59MDW CRADA starting in Q1 2019   Broadened our lineup of Bioactive Buckwheat BeeCure™ products through collaboration with an European buckwheat honey product company to commercialize our initial skin product, BeeCure™ RMelix for radiodermatitis and laser therapy relief   Established strategic relationships with U.S. distributors and contract manufacturers   Continued patent prosecution of our three patent pending formulations

Date: August 19, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $96,686.16

Number of Securities Sold: 10,000,000

Use of proceeds: Founder shares issuances and Patent Prosecution and assignment

Date: January 13, 2017

Offering exemption relied upon: Founder Stock

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

We have not yet generated any revenues in 2020; however, we launched our BEECure™ R-Radiation and Laser Skin Care product in January 2021. We do not expect to generate revenues for our AWC dressings until after obtaining 510(k) pre-market clearance from the FDA.
General and administrative expenses increased to $260,546 from $171,951 for the years ending December 31, 2020 and 2019, respectively. General and administrative expenses increased primarily due the increase in stock compensation expense for advisors and audit fees.
Research and development expenses increased to $106,370 from $70,451 for the years ending December 31, 2020 and 2019, respectively due to increased FDA product testing.
Sales and marketing expenses increased to $29,755 from $2,410 for the years ending December 31, 2020 and 2019, respectively. Although we had no revenues, the Company incurred expenses for branding, packaging, website design and marketing materials for the BEECure™ R product launch in January 2021.
Interest expense increased to $11,091 from $0 primarily due to the convertible debt issuance costs.
As a result, the Company's net loss increased to $404,179 from $226,917 for the years ended December 31, 2020, and 2019, respectively.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $264,467.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum payment of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24-month period. The
Note's outstanding principal and interest will convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature.

During 2020, the Company issued $125,000 in convertible notes for consideration of $102,969, the difference between the proceeds from the Notes and principal amounts consists of $22,031 of OID. The Note holder received 100% warrant coverage was issued market-related warrants for 192,308 in shares of common stock. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in the next offering. As of December 31, 2020, the beneficial conversion feature, and the warrants were recorded to additional paid -in-capital. The carrying value of the Note net of the intrinsic value of the beneficial conversion feature and fair market value of the warrants based on Black-Scholes pricing model totals $29,744 in the accompanying balance sheet.

Subsequent to December 31, 2020, the Company issued $375,000 in Notes for consideration of $307,500, the difference between the proceeds from the notes and principal amounts consists of $67,500 of OID. The Note holders were also issued market-related warrants for 576,923 in shares of common stock.

During 2020, the Company received a loan in the amount of $13,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 18 months beginning 16 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.- The Company submitted its loan forgiveness application in December 2020; and therefore, payments are suspended until a formal decision is reached by the lending institution and ultimately the Small Business Administration department. Based on such, the Company has reported the principal amount plus the accrued monthly interest within long term notes payable. The Company received formal approval of loan forgiveness in the full amount of $13,500, plus any accrued interest on February 4, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Kenneth Sabacinski

Dr. Kenneth Sabacinski's current primary role is with Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle. Dr. Kenneth Sabacinski currently services 16 to 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: September 21, 2016 - Present

Responsibilities: Dr. Sabacinski will be responsible for coordination of clinical studies and research and development. In addition, he will be responsible for presenting the products to other physicians at medical trade shows and training other physicians in the use of the products. Dr. Sabacinski is the inventor of multiple advanced wound care patents, including the SanMelix's BEECure wound care dressings. Dr. Sabacinski is not currently receiving any compensation from SanMelix. Our business plans have him earning a consulting fee of $120,000 annually upon receiving additional funding in excess of $750,000.

Position: Director

Dates of Service: September 21, 2016 - Present

Responsibilities: To provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources. Chairs meetings of the Board after developing the agenda with the Chief Executive. Reviews with the Chief Executive any issues of concern to the Board. Performs other responsibilities assigned by the Board. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

Position: Secretary

Dates of Service: September 21, 2016 - Present

Responsibilities: Board meetings, record keeping, and advisor. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

Position: Treasurer

Dates of Service: September 21, 2016 - Present

Responsibilities: Responsible for corporate liquidity, investments, and risk management related to the company's financial activities. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

Other business experience in the past three years:

Employer: Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle

Title: Podiatrist-Private Practice

Dates of Service: January 15, 1990 - Present

Responsibilities: Diagnose and provide treatment for foot, ankle, and lower-leg problems through physical exams, x rays, medical laboratory tests, and other methods. Perform foot and ankle surgeries

Name: Diana Sabacinski

Diana Sabacinski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September 21, 2016 - Present

Responsibilities: To provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources. Chairs meetings of the Board after developing the agenda with the Chief Executive. Presents any issues of concern to the Board. Performs other responsibilities assigned by the Board. There is no compensation for this role. Please refer to CEO compensation.

Position: President

Dates of Service: September 21, 2016 - Present

Responsibilities: Creating, communicating and implementing the organization's vision, mission and overall direction. There is no compensation for this role. Please refer to CEO compensation.

Position: CEO

Dates of Service: September 21, 2016 - Present

Responsibilities: Creating, communicating and implementing the organization's vision, mission and overall direction. Diana's anticipated compensation is $150,000 per year.
During the year ended December 31, 2019, Diana agreed to suspend salary until the Company received funding in excess of $750,000. The Company
reached this goal in February 2021, and the CEO has agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes.

Other business experience in the past three years:

Employer: Hammer Navarro & Associates

Title: Director of Advisory Services

Dates of Service: October 05, 2012 - November 17, 2017

Responsibilities: provided advisory services as it relates to business forecasting and modeling, litigation support, forensic audits, regulatory compliance, mergers and acquisitions, and various consulting projects.

Name: John Kaufman

John Kaufman's current primary role is with InteSec Group FL, LLC. John Kaufman currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September 21, 2016 - Present

Responsibilities: Acquire sufficient resources for the organization's operation

Other business experience in the past three years:

Employer: Be Power Tech, Inc

Title: Chairman/Director

Dates of Service: February 01, 2014 - January 01, 2017

Responsibilities: Consultant

Other business experience in the past three years:

Employer: InteSec Group FL, LLC

Title: Managing Director

Dates of Service: December 01, 2008 - Present

Responsibilities: Consulting Services

Name: Hamid Khosrowshahi

Hamid Khosrowshahi's current primary role is with FloSure Technologies. Hamid Khosrowshahi currently services 10-20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 18, 2019 - Present

Responsibilities: Hamid is a Board of Director Member. His primary role is advisory services and business development. On September 1, 2019, the Company entered into a consulting agreement ('Agreement') with Hamid. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $0.60 per share based on time-based and milestone-based criteria. As of December 31, 2020, and 2019, the Company accrued compensation payable of $8,325 and $13,250 and 96,917 and 49,167 shares of common stock were vested under the consultant option agreement, respectively.

Other business experience in the past three years:

Employer: FloSure Technologies

Title: President

Dates of Service: January 01, 2011 - Present

Responsibilities: FloSure Technologies was founded in 2011 by Hamid Khosrowshahi, a successful entrepreneur who has spent a career in the area of medical devices. He was the guiding hand behind the success of such products as: Exudry, Kollagen (Medifil and Skintemp), DuraGen (dural graft matrix), NeuraGen (nerve guide) and most recently the PRO series of negative pressure wound therapy pumps by Prospera.

Name: Samuel Hammer

Samuel Hammer's current primary role is with Hammer Navarro and Associates . Samuel Hammer currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 16, 2020 - Present

Responsibilities: Board of Director Member. His primary role is advisory services and business development. As compensation for his Director role, Mr. Hammer has been granted stock options to purchase up to 50,000 shares of Common Stock at the current fair market value of $0.60 per share. In addition, the Option shall vest with respect to 5,000 shares at the end of each calendar quarter that the Director remains a Director of the Company.

On July 15, 2020, the Company granted Samuel Hammer a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 50,00 of its common shares at the current fair market value of $0.60 per share. The option will expire on September 1, 2027 and the shares shall vest with respect to 5,000 shares at the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending November 30, 2020. The option will terminate with respect to any shares covered by the option not vested at the time that director ceases to be a director of the Company. As of December 31, 2020, 5,000 shares of common stock were vested under the director's option agreement.

Other business experience in the past three years:

Employer: Hammer Navarro and Associates

Title: Managing Shareholder

Dates of Service: October 01, 2015 - Present

Responsibilities: He provides advice on mergers and acquisitions, strategy, physician integration, tax and litigation support. Sam has performed substantial tax planning, compliance, and accounting services. Although his focus is on healthcare, he works with high net worth individuals and small to mid-sized companies within a number of other industries and professions. He is also responsible for representing the firm's clients with IRS and state issues.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock (Voting)

Stockholder Name: Dr. Kenneth Sabacinski

Amount and nature of Beneficial ownership: 3,980,000

Percent of class: 34.86

Title of class: Common Stock

Stockholder Name: Diana Sabacinski

Amount and nature of Beneficial ownership: 3,980,000

Percent of class: 34.86

RELATED PARTY TRANSACTIONS

Name of Entity: Diana Sabacinski

Relationship to Company: 20%+ Owner

Material Terms: Diana Sabacinski entered in to an employment contract with the company for an annual salary of $150,000 plus benefits. Diana took a reduced salary of $40,000 plus $11,258 for her health insurance. She agreed to suspend salary until the $750,000 combined offering is raised. Diana has agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes.

Name of Entity: Hamid Khosrowshahi
Relationship to Company: Director
Nature/Amount of interest in transaction: 925,000 stock options at $.60 per share.

Material Terms: On September 1, 2019, the Company entered into a consulting agreement ('Agreement') with Hamid. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $0.60 per share based on time-based and milestone-based criteria. As of December 31, 2020, and 2019, the Company accrued compensation payable of $8,325 and $13,250 and 96,917 and 49,167 shares of common stock were vested under the consultant option agreement, respectively.

Name of Entity: Samuel Hammer

Relationship to Company: Director

Nature / amount of interest in the transaction: 50,000 options
Material Terms:.

On July 15, 2020, the Company granted Samuel Hammer a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 50,00 of its common shares at the current fair market value of $0.60 per share. The option will expire on September 1, 2027 and the shares shall vest with respect to 5,000 shares at
the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending November 30, 2020. The option will terminate with respect to any shares covered by the option not vested at the time that director ceases to be a director of the Company. As of December 31, 2020, 5,000 shares of common stock were vested under the director's option agreement

OUR SECURITIES

During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001.
The Company has authorized the issuance of 5,000,000 shares of our Preferred Stock with par value of $0.0001.
As of December 31, 2020, 10,866,000 shares of common stock are issued and outstanding, 0 shares of Preferred Stock are issued and outstanding, and 1,304,028 common stock Class NV shares are issued and outstanding. The following is a summary of the rights of our capital stock

and preferred stock as provided in our certificate of incorporation and bylaws:

Voting Rights
The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except for common stock Class NV, which does not have any voting rights.
Preferred Stock
The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

SanMelix Laboratories, Inc.

By   /s/ *Diana Sabacinski*

     Name: Diana Sabacinski

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SanMelix Laboratories, Inc.



ANNUAL REPORT

1150 N 35th Ave
Suite 225
Hollywood, Fl 33021

This Annual Report is dated April 8, 2021.

BUSINESS

Overview

SanMelix Laboratories, LLC was formed on August 29, 2016 in the State of Florida. SanMelix Laboratories, Inc. was incorporated on January 13, 2017 in the State of Delaware. On February 6, 2018 SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc., with SanMelix Laboratories, Inc. ("SanMelix" or "SanMelix Laboratories" or "We") being the surviving entity.

SanMelix Laboratories is a bioactive wound care company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BEECure™ M bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. With IP protection on our BEECure™ M dressing and other pending patents, co-created by a renowned Harvard trained podiatric physician, Dr. Kenneth Sabacinski, SanMelix's advanced bioactive wound care products can be used in a host of settings and situations. We have created over the counter ("OTC") skin care products such as ointments and creams designed to help in the healing of minor burns, scrapes, and radiodermatitis. Our products will also be used by physicians for advanced wound care healing in hospitals and rehabilitation centers pending U.S. Food & Drug Administration ("FDA") approval of our products in a clinical setting. The Company is a business whose planned principal operations are the research, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

Products

At SanMelix, we have developed products that combine nature with science to create wound care solutions. BEECure™ products are made to support healing of chronic and non-healing wounds along with minor burns, cuts, and scrapes. Studies have proven that buckwheat honey has superior medicinal properties to

Manuka honey and other natural remedies due to its higher anti-inflammatory, higher antioxidant, and superior tissue regeneration properties. In addition, our patented formulation has been fortified with a standardized amount of antimicrobial to ensure consistency in antimicrobial effectiveness when applied to chronic wounds. The antioxidant properties inherent in Buckwheat honey assist in wound closure and help to stimulate the wound healing process. The mix of Buckwheat honey with our patented formulation is anticipated to reduce life-threatening microbial growth within the dressing while it is in use.

Our first products are being developed and tested to address three major global health threats: (1) the antimicrobial resistance ("AMR") crisis; (2) diabetic foot ulcers; and (3) radiation, chemical and thermal burns.

(1) The AMR crisis resulting from superinfections that are resistant to antibiotics is projected to kill 10 million people globally per year by 2050. Buckwheat honey has bactericidal activity against antibiotic-resistant pathogens such as Methicillin-Resistant Staphylococcus Aureus ('MRSA'). Our products could assist hospitals and clinics with their antibiotic stewardship programs.

(2) There are an estimated 26 million patients that develop diabetic foot ulcers globally which last on average 13 months and recur in up to 70% of patients resulting in 15% requiring amputations and 47% ending in death. Case studies on our BEECure™ M advanced wound care dressings have illustrated accelerated healing and skin regeneration on severe limb threatening wounds and diabetic foot ulcers.

(3) Of the 3 million patients receiving radiation, 85% experience moderate to severe skin reactions. Studies have shown honey reduces scarring and inflammation related to radiotherapy, laser therapy, and thermal burns. The studies also illustrate that honey dressings have a better outcome in terms of hypertrophic scars and postburn contractures, as compared to silver sulfadiazine dressings.

Our Products in Use

Our BEECure™ products are categorized into two business segments with each being formulated with the common ingredient of buckwheat honey. The products can be used for a wide variety of advanced wound care ("AWC") and skin irritations/skin conditions treatable by OTC products.

Because of the anticipated anti-microbial claim in our AWC dressings, they will be instrumental in the treatment and healing of:

- ❖ Ulcers, diabetic and otherwise
- ❖ Skin grafts
- ❖ Partial Thickness Burns
- ❖ Trauma and triage
- ❖ Surgical Site Infections

In addition to our AWC products, SanMelix buckwheat honey-based OTC Skin Care cream and ointments can be used for the treatment of:

- ❖ Radiation and Laser Skin Care
- ❖ Minor burns
- ❖ Diabetic foot ulcer cream
- ❖ Acne
- ❖ Rosacea

- ❖ Eczema
- ❖ Diaper Rash

In January 2021, SanMelix launched its BEECure™ R- Radiation and Laser Skin Care on Amazon.com and Walmart.com. We have received an "Amazon Choice" designation which recommends highly rated and well-priced products. The advanced wound care MGO dressing is currently in the FDA 510(k) pre-market clearance testing phase with tests anticipated to be completed by Q2 2021. We also plan on starting to perform an independent evident-based clinical trial in 2021 to substantiate our case studies' results and assist us with widespread clinical adoption.

Based on initial 510(k) pre-market clearance testing, we believe that we will have a successful regulatory pathway; however, there can be no assurances that the products will pass all the required U.S. Food and Drug Administration ("FDA") standards for safety and effectiveness, which if not passed, would have a material adverse effect on the Company.

Manufacturing/Production Plan

Our goal is to produce the highest quality dressing at the most cost-effective pricing for distributors and ultimately patients. Rather than building and operating our own manufacturing facilities, which require a significant capital investment, we are currently planning to utilize a certified current Good Manufacturing Practices ("cGMP") facility as our contract manufacturer for our patented formulation wound care dressings.

The initial sample run for the patented technology was completed in February 2019 and will be utilized for the 510(k)-pre-market clearance testing. In addition, the Company must receive 510(k) pre-market clearance from the FDA prior to production and sale of its advanced wound care dressings. In 2020, SanMelix scheduled all FDA 510(k) testing based on initial FDA requirements. Our FDA testing should be completed and submitted to the FDA by Q2 2021.

Our initial BEECure™ R-Radiation and Laser Skin Care was manufactured by a European International Organization for Standardization ("ISO") Certified company. SanMelix launched this product on Amazon.com and Walmart.com in January 2021. After the first two manufacturing runs in Europe, SanMelix plans to transfer its manufacturing rights to the U.S. In March 2021, the Company entered into an agreement with its European contract manufacturer to purchase the formulation and manufacturing rights and know-how for the BEECure-R Radiation and Laser Skin Care product for $300,000. The Company anticipates a cost savings upon moving its manufacturing to the U.S.

Sales Model

Our customers may include the VA & DoD, medical supply distributors, physician networks, hospitals, skilled nursing facilities ("SNFs") as well as indirect sales channel for private label/ white label for OTC opportunities. We are capitalizing on a market that has been desperately in need of a natural and safe product that promotes healing and tissue growth that can assist with the AMR crisis. It has been recommended that each hospital implement an AMR Stewardship Program.

The U.S. government's AMR Challenge was a year-long effort to accelerate the fight against antimicrobial resistance across the globe. The AMR Challenge launched at the United Nations ("UN") General Assembly in September 2018. The AMR Challenge is a way for governments, private companies, and non-governmental organizations worldwide to make formal commitments that further the progress against antimicrobial resistance. The commitment should fall in at least one of five commitment areas to participate. One of these commitment areas was to invest in development and improved access to vaccines, therapeutics, and diagnostics that could assist in the progression against antimicrobial resistance. Per the Centers for Disease Control and Prevention, The AMR Challenge, "Wound irrigation with a topical antimicrobial is an effective technique that should be used to prevent and combat biofilms and potential infection, as well as promote healing, without contributing to the growing AMR crisis." Our patented formulated advanced wound care dressings will prevent potential infection, as well as promote wound healing, without contributing to the growing AMR crisis.

Our initial sales focus will be two-fold for our advanced wound care dressings. One focus will be for acute and hospital care for our patented formulated wound dressing to assist hospitals with their AMR stewardship programs. Our mission is to pursue a specific reimbursement code specific for our product due to its specific anti-microbial claim. Upon receiving a Healthcare Common Procedure Coding System ("HCPCS") code, we anticipate approaching Part B Medicare distributors for use in physician networks and SNFs.

The Company will also focus on the military, DoD, and the VA systems. We are pursuing military grant opportunities for severe burns and wound healing with Trauma Insight as our CRO that was founded by retired military personnel. If we obtain a government grant for clinical trial testing, we anticipate pursuing government purchasing opportunities. However, there can be no assurances that we will receive military funding or that the government will want to purchase our wound dressings.

We launched our BEECure™ R-Radiation and Laser skin care on Amazon.com and Walmart.com in January 2021. We plan to further sell to OTC consumers through digital marketing and social media. In addition, we are approaching distributors of skin care products who sell to dermatologists and oncologists. Lastly, we are approaching drug store chains and other retail outlets for distribution opportunities.

The Team

The Company currently has two employees and works with multiple contractors in the areas of sales and marketing, research and development, reimbursement, regulatory, and advanced wound care. As we expand our operations, we anticipate our needs will change, at which time we intend to add additional contractors and employees in the areas of marketing, sales, manufacturing, and product development. In addition, we anticipate hiring additional employees to run the operations of the Company.

SanMelix is proud to have some of the most experienced and widely renowned minds behind our products. Dr. Kenneth Sabacinski, Chief Medical Officer ("CMO") has worked in the advanced wound care space for over thirty years. He is a podiatric physician who started his training at Harvard Medical School and Beth Israel Deaconess Medical Center in Boston. His expertise is the treatment of limb and life-threatening wounds, including diabetic-related foot ulcers. He is the co-inventor of our patented and patent pending formulations.

In addition to co-founder Dr. Sabacinski, our medical team of experts includes Dr. Jason Green, D.O. Board Certified Dermatologist, and COL (ret) George E. Peoples, MD, FACS. Dr. Green is our Advisory Board Director and is currently performing product testing of our initial CE Marked skin care product for radiodermatitis. Dr. George Peoples is the founder of our Contract Research Organization ("CRO"),

Trauma Insight. Through his military career as a staff surgeon at a level I trauma center and multiple combat deployments, Dr. Peoples has extensive trauma experience and has developed close relationships with some of the most prominent military and civilian trauma and critical care physicians in the country. We expect to engage Trauma Insight to manage our clinical trials.

Diana Sabacinski, Chief Executive Officer (CEO) is a co-founder and dedicates her full time to SanMelix. Diana has also been a successful entrepreneur with her prior company receiving the Inc. 500 award for the fastest-growing private companies in the U.S. She is a certified public account with over 25 years of financial consulting experience across a swath of fields including medical device manufacturing, as well as starting her career in a Big 4 CPA international accounting firm. During the year ended December 31, 2019, Diana agreed to suspend salary until the Company received funding in excess of $750,000. The Company reached this goal in February 2021, and the CEO has agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes.

John Kaufman is a co-founder and Board of Director member. Mr. Kaufman has been the founder, executive management, and innovator of multiple successful entities. He has 40+ years of management experience working with and for the U.S. Government, business startups, and large-scale manufacturing.

Hamid Khosrowshahi was elected to SanMelix's Board of Directors in 2019. In addition to his Board duties, Hamid acts as an advance wound care consultant to the Company. Hamid's experience includes President of FloSure Technologies, LLC, Founding Partner/President of Prospera Technologies, LLC, and President of BioCore Medical Technologies. Hamid possesses a wealth of knowledge in the medical device industry, including negative pressure wound care.

Samuel Hammer was elected to SanMelix's Board of Directors in 2020. In addition to his Board duties, Sam acts as a tax expert and financial consultant to the Company. He is the Managing Shareholder for Hammer Navarro and Associates, PA. Sam is a Certified Public Accountant (CPA) and Certified Chartered Global Management Accountant (CGMA) with more than 30 years of healthcare experience serving as a C-Suite Operating Executive, Board of Director and Advisor to Physicians, Employers, Payors, Hospitals, Physician Groups, Law Firms, Manufacturers and Government. He provides advice on mergers and acquisitions, strategy, physician integration, taxes, and litigation support.

In addition to our aforementioned directors, SanMelix's team includes consultants with expertise in sales and marketing, product development, manufacturing, and the regulatory and scientific fields along with reimbursement and government affairs.

Government Regulation

Many governmental standards and regulations relating to safety, effectiveness and reimbursement are applicable to medical devices for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other laboratory facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating cGMP and Good Laboratory Practices ("GLP") and ISO. U.S. FDA approved manufacturers are also required to have Quality Control Management Systems ("QMS") that requires recall of products that have safety defects or noncompliance with respect to FDA standards; the cost of such recall campaigns could be substantial.

Our products are medical devices or combination products that we expect to be cleared by the FDA through the 510(k) regulatory pathway in the United States and by CE Marking through Notified Bodies in Europe.

Federal Drug and Administration

In 2018, the company met with the Federal Food and Drug Administration (FDA) for a 510(k)-pre-submission meeting. The FDA considers our buckwheat honey-based products to be designated as Unclassified Product FRO (drug/device). During Q4 2020, the company contracted third-party GLPs to test the antimicrobial properties of our advance wound care products and perform the 510(k)-testing recommended by the FDA. We anticipate completion of these tests by the end of Q2 2021, and to obtain 510(k) pre-market clearance by the end of 2021.

On top of this, we are exploring other OTC skin care products that would require compliance with either the U.S. Federal Food, Drug, and Cosmetic Act as a Medical Device Class 1or the FDA OTC monograph programs. In addition, the products will need to comply with CE Marking requirements in Europe. We will continue to test, research, and expand our products utilizing world renown physicians and scientists while complying with governmental standards and regulations relating to safety and effectiveness.

There are laws in which we may manufacture, market and/or sell our medical device products which could change and affect the acceptance of the products in the marketplace. There can be no assurance that our products will receive 510(k) pre-market clearance from the FDA or that the FDA will allow us to make certain claims. In addition, the FDA pre-market clearance process may take longer than anticipated.

Centers for Medicare & Medicaid Services

The Centers for Medicare & Medicaid Services (CMS) is the government agency responsible for assigning Medicare Part B HCPCS codes for therapeutic dressings. At a minimum, the Company anticipates receiving a miscellaneous reimbursement code; however, the Company will be applying for a unique and specific code for our dressings, but there can be no assurances that SanMelix will receive a unique and specific Medicare Part B HCPCS code.

Market

We are focusing on two major market segments for buckwheat honey formulations. Our first segment is for AWC dressings for burns, acute and chronic wounds, which require FDA pre-market clearance. The second segment focuses on ointments and creams for minor burns associated with skin irritations from radiation and laser therapy. These products may be Medical Device Class 1, OTC monograph or 510(k) pre-market clearance.

The global bioactive wound care market is expected to reach $13.5 billion by 2025, and the global skin care total addressable market is projected to be $182.2 billion. The Company is focusing on the U.S. market which totals $3.6 billion for bioactive AWC market and $35.6 billion for the U.S. skin care market. The three segments of the bioactive wound care market are (1) Moist Wound Care, (2) Antimicrobial, and (3) Active Wound Care. We are capitalizing on a market that has been desperately in search of a natural, safe, and effective product to promote healing through moist wound healing while providing antimicrobial properties to prevent infection. For the OTC skin care market, we are focusing on skin care for skin conditions such as radiodermatitis, acne, diaper rash, minor burns, rashes, etc.

Competition

The advanced wound care dressing competitors are not only Integra who purchased DermaScience Medihoney product and Medline who distributes Therahoney, but the larger market for antimicrobial wound dressings. The main players in the market include, but are not limited to BSN Medical, Systagenix Wound Management Ltd., Mölnlycke Health Care, ConvaTec Inc., Paul Hartmann AG, Smith & Nephew, Covalon Technologies Inc, Organogenesis Inc, 3M Health Care, and Medtronic plc. Our over-the-counter competitors include Difinsa53, J & J, Water Gel, Gold Bond, Neosporin and Miaderm.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. Virtually all our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market, and sell their products more effectively.

At SanMelix, we believe the difference is in the ingredients. Although manuka honey is the most commonly used honey-based wound dressing on the market, studies have shown that buckwheat honey has superior inherent healing properties when compared to manuka honey due to its higher anti-inflammatory and higher antioxidant activities.

In addition, SanMelix's advanced wound care products have been fortified with antimicrobials to ensure a higher standardized and broader spectrum antibacterial activity. We believe our patented formulation utilized in our AWC dressings permits SanMelix to launch the first bioactive honey-based dressing to make an antimicrobial claim in the U.S. With our anticipated FDA antimicrobial claim, we believe our AWC dressings may be used to prevent and combat biofilms and potential infection, as well as promote healing, without contributing to the growing AMR crisis. Although we are anticipating an antimicrobial claim, there can be no assurances the FDA will allow SanMelix to market our products with an antimicrobial claim.

Along with debriding action, there will be antimicrobial properties and improved skin and tissue regeneration with our AWC dressings. This prevents the necessity for excess skin grafts or skins substitutes, which run the added risk of infection or rejection.

We believe we have developed the only AWC dressings that contain the three main characteristics of an ideal wound dressing (1) debridement, (2) antimicrobial claim and (3) skin regeneration properties. The dressing will prevent biofilms from forming, control wound odor, reduce pain and treatment time while being cost-effective and more environmentally sound.

We expect competition in our industry to intensify in the future considering increased demand for AWC and OTC skin care products, continuing globalization, and consolidation in the worldwide AWC and OTC skin care markets. Factors affecting competition include product safety and effectiveness, quality and features, innovation and development time, pricing, and reliability. Increased competition may lead to lower unit sales and increased inventory, which may result in price pressure and adversely affect our business, financial condition, operating results, and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets.

Intellectual Property

On December 10, 2019, SanMelix was granted US Patent 10,500,235 B2 for Wound Healing Compositions Comprising Buckwheat Honey and Methylglyoxal and Methods of Use. On June 30, 2020, SanMelix was granted US Patent 10,695,382 B2 for Wound Healing Compositions and Methods of Use. During 2020, SanMelix was also granted Canadian Patent No. 3,009,754 for Wound Healing Compositions Comprising Buckwheat Honey and Methylglyoxal and Methods of Use. We have two additional formulation patent pending applications. We continue to prosecute Buckwheat Honey/Bacitracin/MGO Continuation in Part No. 16/686799. Based on recent office actions with the US Patent & Trademark Office ("USPTO"), we have determined it is more than likely that we will not be granted the Buckwheat Honey/Povidone Iodine Continuation in Part No. 16/683784 and have written off the patent prosecution costs associated with this patent pending application. Dr. Sabacinski is the co-inventor of our patented and patent pending technology.

The Company is currently conducting research and development activities to operationalize the patented and patent pending technologies that the Company owns. As part of the Company's research and development strategy, we plan on conducting evidence-based clinical trials to support our claims. Since the World Health Organization ("WHO") considers AMR an increasingly serious threat to global public health, the Company will be exploring government grant opportunities to assist with the funding of our research and development activities and evidence-based clinical trials that address the AMR crisis, wounds, and burns. Although we anticipate applying for government grants to fund additional research and development, including clinical trials, there can be no assurance that we will be selected for government grant opportunities.

The development of the Company's product and service offerings are expected to take an extended amount of time and may be subject to government regulatory requirements. Although we have been granted two U.S. patents and a Canadian patent, there can be no assurances that our patent pending applications will be allowed by the USPTO.

We also have applied for trademarks for our BEECure™ to continue to protect our intellectual property rights in two (2) categories: wound dressings and skin cream. As of March 23, 2021, our trademark application has been published for opposition for thirty (30) days. If the USPTO does not receive any Notice of Opposition to our application, then the USPTO will grant our application and register the trademark BEECure™ under the above-referenced categories with SanMelix as the mark holder.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Properties

We do not own any real estate or significant assets besides our intellectual property. SanMelix entered into a one-year lease in December 2020 for an office located at 160 S. University Drive, Suite F, Plantation, FL 33024.

Previous Offerings

On January 13, 2017, the Company issued 10,000,000 shares of common stock to its initial founders in exchange of assignment of patents to SanMelix and $96,686 for patent prosecution contributed capital.

Between December 2017, and August 2018, we sold 836,000 shares of common stock in exchange for $0.50 per share under Regulation 506(b). The Company recognized gross proceeds of $418,000 and incurred offering costs of $1,000, which reduced additional paid-in capital.

During the years ended December 31, 2020 and 2019, the Company sold 1,304,028 and 426,893 shares, respectively, of Class NV common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $491,980 and $212,666, respectively. In connection with this offering, the Company incurred offering costs of $144,422, and $73,460, respectively, which reduced additional paid-in capital. The proceeds of both offerings are being used primarily to fund the testing, research, and development of the patented technology.

In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to Accredited Investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum placement of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24- month period. The Note's outstanding principal and interest will convert into the Company's Common Shares at a conversion price of $0.65 per share. In addition, each investor who purchases Notes will receive 100% warrant coverage. Each warrant has a five- year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in next offering. During the year ending December 31, 2020, the Company issued $125,000 in notes and recognized gross proceeds of $102,969, the difference between the proceeds from the notes and principal amounts consists of $22,031 of OID.

Subsequent to December 31, 2020, the Company received approximately $302,820 in gross proceeds related to its continued Reg CF offering. In addition to the gross proceeds, the Company collected $13,400 from the subscription receivable outstanding as of December 31, 2020. In connection with this offering, the Company incurred offering costs of $41,169 incurred in 2021.

Regulatory Information

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

We have not yet generated any revenues in 2020; however, we launched our BEECure™ R-Radiation and Laser Skin Care product in January 2021. We do not expect to generate revenues for our AWC dressings until after obtaining 510(k) pre-market clearance from the FDA.

General and administrative expenses increased to $260,546 from $171,951 for the years ending December 31, 2020 and 2019, respectively. General and administrative expenses increased primarily due the increase in stock compensation expense for advisors and audit fees.

Research and development expenses increased to $106,370 from $70,451 for the years ending December 31, 2020 and 2019, respectively due to increased FDA product testing.

Sales and marketing expenses increased to $29,755 from $2,410 for the years ending December 31, 2020 and 2019, respectively. Although we had no revenues, the Company incurred expenses for branding, packaging, website design and marketing materials for the BEECure™ R product launch in January 2021.

Interest expense increased to $11,091 from $0 primarily due to the convertible debt issuance costs.

As a result, the Company's net loss increased to $404,179 from $226,917 for the years ended December 31, 2020, and 2019, respectively.

Liquidity and Capital Resources

We have an accumulated deficit of $937,643. On December 31, 2020, the Company had cash and restricted cash of $264,467. The Company intends to continue to raise additional funds through an equity financing.

Cash Flow
The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	2020	2019
Net cash (used in) provided by:		
Operating activities	$ (235,068)	$ (126,144)
Investing activities	(15,810)	(40,367)
Financing activities	464,027	139,206

Operating Activities
Cash used in operating activities increased to $235,068 from $126,144 for the years ended December 31, 2020 and 2019, respectively. The increase in cash used in operating activities was primarily due to a higher net loss and inventory purchase for January 2021 product launch.
Investing Activities

Cash used in investing activities decreased from $40,367 to $15,810 for the years ended December 31, 2020 and 2019, respectively. The decrease in cash used in investing activities was primarily due to less capitalized costs related to patent work in fiscal year 2020 as the majority of the preparation of the patent application and submission process was performed during 2019.

Financing Activities
Cash provided by financing activities increased to $464,027 from $139,206 for the years ended December 31, 2020 and 2019, respectively. The increase in cash provided by financing activities was primarily due to the issuance of non-voting common stock for cash through the Company's Regulation Crowdfunding offering along with the convertible debt offering during 2020.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Debt and Related Party Transactions
In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum payment of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24-month period. The Note's outstanding principal and interest will convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature. During 2020, the Company issued $125,000 in convertible notes for consideration of $102,969, the difference between the proceeds from the Notes and principal amounts consists of $22,031 of OID. The Note holder received 100% warrant coverage was issued market-related warrants for 192,308 in shares of common stock. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in the next offering.

As of December 31, 2020, the beneficial conversion feature, and the warrants were recorded to additional paid -in-capital. The carrying value of the Note net of the intrinsic value of the beneficial conversion feature and fair market value of the warrants based on Black-Scholes pricing model totals $29,744 in the accompanying balance sheet.

Subsequent to December 31, 2020, the Company issued $375,000 in Notes for consideration of $307,500, the difference between the proceeds from the notes and principal amounts consists of $67,500 of OID. The Note holders were also issued market-related warrants for 576,923 in shares of common stock.

During 2020, the Company received a loan in the amount of $13,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 18 months beginning 16 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

The Company submitted its loan forgiveness application in December 2020; and therefore, payments are suspended until a formal decision is reached by the lending institution and ultimately the Small Business Administration department. Based on such, the Company has reported the principal amount plus the accrued monthly interest within long term notes payable. The Company received formal approval of loan forgiveness in the full amount of $13,500, plus any accrued interest on February 4, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

- ❖ Dr. Kenneth Sabacinski, age 63, has been Chief Medical Officer, Director, Secretary, and Treasurer since 2016. Dr. Sabacinski's current primary role is with Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle since 1990.

- ❖ Diana Sabacinski, age 60, has been Director, President, and CEO since 2016. Diana is a CPA, CFE, and prior to her role with SanMelix, she was the Director of Advisory Services for Hammer Navarro & Associates.

- ❖ John Kaufman, age 73, has been Director since 2016. Prior to his role as Director of SanMelix, Mr. Kaufman was the Chairman/Director of Be Power Tech, Inc, and Managing Director of InteSec Group, LLC.

- ❖ Hamid Khosrowshahi, age 69, has been director since 2019. Hamid is the President of FloSure Technologies, LLC.

- ❖ Samuel Hammer, age 60, has been Director since 2020. Mr. Hammer is the Managing Principal of Hammer Navarro and Associates, PA

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of voting capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of beneficial owner	Amount of beneficial ownership[1]	Percent of class[2]
Dr. Kenneth A. Sabacinski	3,980,000	34.86%
Diana L. Sabacinski	3,980,000	34.86%
John L. Kaufman	2,040,000	17.87%
Hamid Khosrowshahi	0 [3]	*
Samuel Hammer	0 [3]	*
Current Officers and Directors as a group	10,000,000	87.59%

* Less than 1%

[1] Designated person or group has sole voting and investment power.

[2] Pursuant to SEC Rule 13d-3, amounts shown include common shares that may be acquired by a person within 60 days of December 31, 2020. Therefore, the column titled "Percent of class" has been computed based on (a) 10,886,000 common shares actually outstanding as of December 31, 2020; and (b) solely with respect to the person whose Rule 13d-3 Percentage Ownership of common shares is being computed, common shares that may be acquired within 60 days of December 31, 2020 upon exercise of options, warrants and/or convertible debt held only by such person.

[3] Persons listed below have the right to acquire the listed number of shares upon exercise of stock options:

Name	Right to acquire
Hamid Khosrowshahi	96,917
Samuel Hammer	5,000

RELATED PARTY TRANSACTIONS

In January 2018, a principal shareholder serving as the Chief Executive Officer (CEO) and Chairman of the Board, entered into an employment contract with the Company for an annual salary of $150,000 plus benefits. She received a reduced salary of $40,000 plus $11,258 for her health insurance for the year ended December 31, 2018. During the year ended December 31, 2019, she agreed to forego salary until the Company receives adequate funding in excess of $750,000. The Company received the funding through its equity crowdfunding in February 2021. The CEO has agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes.

On September 1, 2019, the Company entered into a consulting agreement ('Agreement') with a Board of Director member. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $0.60 per share based on time-based and milestone-based criteria. As of December 31, 2020, and 2019, the Company accrued compensation payable of $8,325 and $13,250 and 96,917 and 49,167 shares of common stock were vested under the consultant option agreement, respectively.

On July 15, 2020, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 50,00 of its common shares at the current fair market value of $0.60 per share. The option will expire on September 1, 2027 and the shares shall vest with respect to 5,000 shares at the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending November 30, 2020. The option will terminate with respect to any shares covered by the option not vested at the time that director ceases to be a director of the Company. As of December 31, 2020, 5,000 shares of common stock were vested under the director's option agreement.

OUR SECURITIES

During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001. The Company has authorized the issuance of 5,000,000 shares of our Preferred Stock with par value of $0.0001.

As of December 31, 2020, 10,866,000 shares of common stock are issued and outstanding, 0 shares of Preferred Stock are issued and outstanding, and 1,304,028 common stock Class NV shares are issued and outstanding. The following is a summary of the rights of our capital stock and preferred stock as provided in our certificate of incorporation and bylaws:

Voting Rights
The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except for common stock Class NV, which does not have any voting rights.

Preferred Stock
The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Dividends

Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2017 Stock Incentive Plan

In addition to the foregoing, the Company reserved 1,500,000 shares of Common Shares for stock options under its 2017 Stock Incentive Plan (the "Plan") to issue shares to employees, directors, and consultants ("Service Providers"), especially in the first few years of its operations, when, to preserve capital, it may be paying employees and consultants less than their market rate. As of December 31, 2020, the Company has granted up to 1,325,000 stock options under the Plan and 145,682 common shares have vested.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 8, 2021.

SanMelix Laboratories, Inc.

X Diana Sabacinski
Digitally signed by Diana Sabacinski
Date: 2021.04.08 14:32:46 -04'00'

Diana Sabacinski
Chief Executive Officer

SANMELIX LABORATORIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Management and Directors
of SanMelix Laboratories, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of SanMelix Laboratories, Inc. (collectively the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has not commenced its intended operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

San Diego, California
April 8, 2021

SANMELIX LABORATORIES, INC.
BALANCE SHEETS

As of December 31,		2020		2019
ASSETS				
Current assets				
Cash, cash equivalents, and restricted cash	$	264,467	$	51,318
Inventories		26,139		-
Other current assets		2,521		-
Total current assets		*293,127*		*51,318*
Property and equipment, net		8,704		2,844
Intangible assets, net		159,116		182,902
Total non current assets		*167,820*		*185,746*
TOTAL ASSETS	$	**460,947**	$	**237,064**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	30,536	$	4,000
Other current liabilities		21,576		13,250
Total current liabilities		*52,112*		*17,250*
SBA PPP loan		13,590		-
Convertible note, net		29,744		-
Put option liability		31,356		19,257
Total non current liabilities		*74,690*		*19,257*
Total liabilities		**126,802**		**36,507**
STOCKHOLDERS' EQUITY				
Common stock		1,089		1,089
Common stock (NV)		130		43
Additional paid-in capital		1,283,969		747,792
Subscription receivable		(13,400)		(14,903)
Accumulated deficit		(937,643)		(533,464)
Total stockholders' equity		**334,145**		**200,557**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**460,947**	$	**237,064**

See accompanying notes to financial statements

SANMELIX LABORATORIES, INC.
STATEMENTS OPERATIONS

For Fiscal Year Ended December 31,	2020	2019
Revenues	$ -	$ -
Operating expenses		
General and administrative	260,546	171,951
Research and development	106,370	70,451
Sales and marketing	29,755	2,410
Total operating expenses	396,671	244,812
Operating income/(loss)	*(396,671)*	*(244,812)*
Interest expense	(11,091)	-
Other income/(loss)	3,583	17,895
Income/(Loss) before provision for income taxes	*(404,179)*	*(226,917)*
Provision/(Benefit) for income taxes	-	-
Net income/(loss)	**$ (404,179)**	**$ (226,917)**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Common Stock NV		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	**10,836,000**	**$1,084**	**-**	**$ -**	**$ 545,055**	**$ -**	**$ (306,547)**	**$ 239,592**
Net income/(loss)	-	-	-	-	-	-	(226,917)	(226,917)
Common stock issued for cash	-	-	395,611	40	212,595	-	-	212,635
Common stock subscribed	-	-	31,282	3	14,931	(14,903)	-	31
Stock-based compensation	-	-	-	-	59,593	-	-	59,593
Put option liability					(19,257)			(19,257)
Offering costs	-	-	-	-	(73,460)	-	-	(73,460)
Fair value of services provided	-	-	-	-	8,340	-	-	8,340
Unearned compensation	50,000	5	-	-	(5)	-	-	-
Balance—December 31, 2019	**10,886,000**	**$1,089**	**426,893**	**$ 43**	**$ 747,792**	**$ (14,903)**	**$ (533,464)**	**$ 200,557**
Net income/(loss)	-	-	-	-	-	-	(404,179)	(404,179)
Common stock issued for cash	-	-	848,748	85	491,895	-	-	491,980
Common stock subscribed	-	-	28,387	2	(1,503)	1,503	-	2
Stock-based compensation	-	-	-	-	109,740	-	-	109,740
Put option liability					(12,099)			(12,099)
Offering costs	-	-	-	-	(144,422)	-	-	(144,422)
Relative fair value of warrants	-	-	-	-	35,905	-	-	35,905
Fair value of beneficial conversion feature	-	-	-	-	48,321	-	-	48,321
Fair value of services provided	-	-	-	-	8,340	-	-	8,340
Balance—December 31, 2020	**10,886,000**	**$1,089**	**1,304,028**	**$ 130**	**1,283,969**	**$ (13,400)**	**$ (937,643)**	**$ 334,145**

See accompanying notes to financial statements

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2020		2019
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(404,179)	$	(226,917)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,491		1,896
Amortization of intangibles		10,361		807
Fair value of services provided		8,340		8,340
Stock-based compensation		109,740		59,593
Amortization of debt discount		11,001		-
Write-off of abandoned intangible assets		18,886		-
Changes in operating assets and liabilities:				
Inventory		(26,139)		16,415
Other current assets		(2,521)		-
Accounts payable and accrued expenses		26,626		472
Other current liabilities		8,326		13,250
Net cash provided/(used) by operating activities		**(235,068)**		**(126,144)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(10,351)		-
Purchases of intangible assets		(5,459)		(40,367)
Net cash provided/(used) in investing activities		**(15,810)**		**(40,367)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common stock issued for cash		491,980		212,666
Offering costs		(144,422)		(73,460)
Proceeds received from SBA PPP loan		13,500		-
Proceeds received from converitble debt		102,969		-
Net cash provided/(used) by financing activities		**464,027**		**139,206**
Change in cash, cash equivalents, and restricted cash		213,149		(27,305)
Cash, cash equivalents, and restricted cash—beginning of year		51,318		78,623
Cash, cash equivalents, and restricted cash—end of year	$	264,467	$	51,318
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Unearned deferred compensation	$	675	$	9,015
Subscription receivable	$	13,400	$	14,903
Put option liability	$	31,356	$	19,257
Warrants and beneficial conversion feature on convertible debt	$	84,226	$	-

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1. SUMMARY

SanMelix Laboratories, LLC was formed on August 29, 2016 in the State of Florida. SanMelix Inc. was incorporated on January 13, 2017 in the State of Delaware. SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc. on February 6, 2018, with SanMelix Laboratories, Inc. being the surviving entity. The Company is headquartered in Hollywood, Florida. The financial statements of SanMelix Laboratories, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note that the only operation for SanMelix Laboratories, LLC related to previous capitalized patent prosecution costs, which was contributed to SanMelix Laboratories, Inc at the date of the merger.

SanMelix Laboratories, Inc. is a bioactive wound care and skin care product company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BEECure™ bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. The Company is a business whose planned principal operations are the design, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The Company is currently conducting research and development activities to operationalize certain patent pending technologies that the Company owns. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to government regulatory requirements. The Company's business operations are sensitive to general business and economic conditions in the U.S. and worldwide along with policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include but are not limited to the Coronavirus Disease 2019 ("COVID-19") postponing 510(k) laboratory testing, the USPTO not granting the Company's pending patents, not obtaining clearance from the FDA, changes in medical device technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace.

The Company also is in the process of raising additional equity capital to support the completion of its development activities to obtain 510(k) market clearance and of manufacturing and commercialization of its initial skin product. Like any new business, the Company faces challenges that come from early-stage branding and financing. Other significant risks and uncertainties include failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology and products. These adverse conditions could affect the Company's financial condition and the results of its operations. See Note 13 for discussion of going concern and management's plans.

Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Amounts included in restricted cash represent those funds required to be set aside by a contractual agreement with the escrow agent for our Crowdfunding offering for the benefit of Subscribers until the Offering is closed.

As of Year Ended December 31,	2020	2019
Cash and cash equivalents	$ 229,008	$ 40,055
Restricted cash	35,459	11,263
Total cash, cash equivalents and restricted cash	$ 264,467	$ 51,318

Inventories
The Company accounts for inventories using the weighted average cost method and are stated at the lower of cost or net realizable value. Inventories consist primarily of products for resale. Obsolete or excess inventories are recorded at their estimated realizable value. As of December 31, 2020, all inventories recorded are in-transit.

Samples
The Company manufactured samples in 2019 of our product to be utilized in 510k testing. The Company expensed those samples totaling $16,415 as of December 31, 2019. No samples were manufactured as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which is three (3) years for the existing assets as of December 31, 2020 and 2019. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets

The Company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2020 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity totaled $144,422 and $73,460 for the years ended December 31, 2020 and 2019, respectively.

Revenue Recognition

In May 2014, the Financial Accounting Standard Board (the "FASB") issued Accounting Standards Update ('ASU") No. 2014-09, Revenue from Contract with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard was effective for the Company beginning January 1, 2018 for which there was no impact.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies will be in accordance with ASU No. 2014-09, Revenue from Contract with Customers (Topic 606).

Research and Development Costs

The Company incurs research and development costs during the process of developing and designing its advanced wound care and skin care products. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting products have been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Currently, share-based payment arrangements with employees are accounted for under ASC 718 while nonemployee share-based payments issued for goods and services are accounted for under ASC 505-Equity. On June 20, 2018, the FASB issued ASU 2018-07—Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. ASC 505-Equity, before the ASU's amendments, differs significantly from ASC 718. Differences include (but are not limited to) the guidance on (1) the determination of the measurement date (which generally is the date on which the measurement of equity classified share-based payments becomes fixed), (2) the accounting for performance conditions, (3) the ability of a nonpublic entity to use certain practical expedients for measurement, and (4) the accounting for (including measurement and classification) share-based payments after vesting. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.

The Company has elected early adoption of ASU 2018-07—Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Accordingly, the Company has recorded nonemployee share-based payments and stock option costs measured at the date of grant based on the fair value of the award during the years ended December 31, 2020 and 2019.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods. The Company currently is not under examination by any tax authority.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations and comprehensive loss. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company beginning on January 1, 2022.

On August 5, 2020, the FASB issued ASU 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU's amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORIES

As of December 31, 2020, and 2019, inventories consist of:

As of Year Ended December 31,	2020	2019
OTC R Melix products	$ 26,139	$ -

As of December 31, 2020, all inventories were in-transit. The shipping terms of the inventories were FOB shipping and therefore, the cost of inventories, including landed costs were capitalized as of year-end totaling, $26,139. Due to the inventories being in-transit as of December 31, 2020, the landed costs which totaled $3,376 was accrued in accounts payable until completed delivery in January 2021. The Company had no inventories as of December 31, 2019.

4. OTHER CURRENT ASSETS

As of December 31, 2020, and 2019, other current assets consist of:

As of Year Ended December 31,	2020	2019
Security Deposit	$ 2,521	$ -

The Company entered into a 12-month office lease on November 15, 2020. Upon execution of the lease, the Company was required to pay $3,781, which included (1) first month's prepaid rent of $1,260, (2) last's month rent of $1,260, and (3) security deposit of $1,260. As of December 31, 2020, the first month's rent was recognized as rent expense and the remaining current asset totaled $2,521.

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and 2019, property and equipment consist of:

As of Year Ended December 31,	2020		2019	
Furniture and equipment	$	16,038	$	5,688
Less: accumulated depreciation		7,334		2,844
Property and equipment, net	**$**	**8,704**	**$**	**2,844**

Depreciation expense for property and equipment for the years ended December 31, 2020 and 2019 was approximately $4,491 and $1,895, respectively.

6. INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2020 and 2019, consisted of the following:

As of Year Ended December 31,	2020		2019	
Patents	$	168,380	$	182,209
Trademarks		1,904		1,500
Less: accumulated amortization		11,168		807
Intangible assets, net	**$**	**159,116**	**$**	**182,902**

Amortization expense was approximately $10,361 and $807 for the years ended December 31, 2020 and 2019, respectively.

The Company additionally wrote off on capitalized costs related to the Iodine patent application due to the Company discontinuing its pursuit of completing the application. The written-off costs of $18,886 were recorded in R&D expense during the year ended December 31, 2020. No write off were made in 2019.

The following is a rollforward of the Company's intangible assets and amortization for the year ended December 31, 2020:

	Assets		Accumulated Amortization	
Balance at December 31, 2019	$	183,711	$	(807)
Addition of new assets		5,459		-
Write-offs		(18,886)		-
Amortization		-		(10,361)
Balance at December 31, 2020	**$**	**170,284**	**$**	**(11,168)**

The following table outlines future amortization expense as of December 31, 2020:

Period	Amortization Expense	
2021	$	10,361
2022		10,361
2023		10,361
2024		10,361
2025		10,361
Thereafter		107,311
Total	**$**	**159,116**

7. NOTES PAYABLE

Notes payable consist of the following:

	December 31, 2020		December 31, 2019	
Long term				
SBA PPP Loan	$	13,590	$	-
Convertible Notes, net		29,744		-
Total long term debt, net	**$**	**43,334**	**$**	**-**

Details of notes payable as of December 31, 2020, are as follows:

Long Term	Principal Amount		Carrying Value		Interest Rate	Conversion Price	Maturity Date
SBA PPP Loan	$	13,500	$	13,590	1%	N/A	5/15/2022
Convertible Notes	$	125,000	$	29,744	9%	$0.65	10/15/2022

SBA PPP Loan

The Company received a loan from a Bank in the amount of $13,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 18 months beginning 16 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

The Company submitted its loan forgiveness application to Truist in December 2020; and therefore, payments are suspended until a formal decision is reached by the lending institution and ultimately the Small Business Administration department. Based on such, the Company has reported the principal amount plus the accrued monthly interest within long term notes payable. The Company received formal approval of loan forgiveness in the full amount of $13,500, plus any accrued interest on February 4, 2021.

Convertible Notes

In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum placement of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24- month period. The Note's outstanding principal and interest will convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature.

In addition, each investor who purchases Notes will receive 100% warrant coverage. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in next offering. The beneficial conversion feature, if any, and the warrants were recorded to additional paid-in-capital. The Company allocated the proceeds received to the notes, the beneficial conversion feature, and the warrants on a relative fair value basis at the time of issuance. The total debt discount is amortized over the life of the notes to interest expense using the straight-line method.

On October 15, 2020, the Company issued $125,000 in convertible notes for consideration of $102,969, the difference between the proceeds from the notes and principal amounts consists of $22,031 of OID. The note holder was also issued warrants to purchase 192,308 shares of common stock.

The beneficial conversion feature was valued at the intrinsic value on the issuance date. The intrinsic value represents the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the note is convertible.

We estimated the fair value of the warrants on the issue date using a Black-Scholes pricing model with the following assumptions:

	Warrants	
Expected term	5 years	
Volatility	95%	
Risk free rate	0.12%	
Market price	$	0.60
Execrise price	$	1.40

The proceeds of the Notes were allocated to the components as follows:

	Proceeds allocated at issue date	
Convertible Notes - Debt	$	18,743
Convertible Notes - Warrants		35,905
Beneficial Conversion feature		48,321
Total	**$**	**102,969**

The interest expense related to the Convertible Notes as of December 31, 2020 was recognized as follows:

For Year Ended December 31, 2020		
Interest Expense - OID	$	2,344
Interest Expense - BCF		4,169
Interest Expense - Warrants		4,488
Total	**$**	**11,001**

The remaining discount balance as of December 31, 2020 totaled $19,688 and the expected annual amortization per year is as follows:

Period	Amortization Expense	
2021	$	11,250
2022		8,438
Total	**$**	**19,688**

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock
During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001.

As of December 31, 2020, and 2019, the Company has issued 10,886,000 shares of our voting class of common stock.

Common Stock: Class NV
As part of the Regulation Crowd Funding ("Reg CF"), the Board of Directors adopted a resolution that the Company is authorized to issue and sell up to 2,500,000 Shares of its Common Stock: Class NV for a price of $0.60 per share. The Class NV shares will be offered in the Reg CF funding and the par value, dividend and liquidation and other rights of the Class NV shares shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be considered in calculating a quorum.

During the year ended December 31, 2019, the Company sold 426,893 shares of Class NV common stock through its Reg CF. The Company recognized gross proceeds of $212,666 and had a subscription receivable of $14,903 related to the sale of these shares as of December 31, 2019. In connection with this offering, the Company incurred offering costs of $73,460, which reduced additional paid-in capital. The subscription receivable of $14,903 was collected subsequent to December 31, 2019.

During the year ended December 31, 2020, the Company sold 877,135 shares of Class NV common stock through its Reg CF. The Company recognized gross proceeds of $491,895 and had a subscription receivable of $13,400 related to the sale of these shares as of December 31, 2020. In connection with this offering, the Company incurred offering costs of $144,422, which reduced additional paid-in capital. The subscription receivable of $13,400 was collected subsequent to December 31, 2020.

As of December 31, 2020, and 2019, the Company has 1,304,028 and 426,893 shares of Class NV common stock issued and outstanding.

Preferred Stock

We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2020, the Company has issued 0 shares of our preferred stock. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Stock Based Compensation

The Company authorized 50,000 shares of its common stock as stock-based compensation for consulting services of an individual in 2019. The fair value of the services provided which included such shares will vest at the rate of 1,390 shares at the end of each calendar month starting January 31, 2018 and continuing until December 31, 2020, with the final 1,350 shares vesting on January 31, 2021, provided that the consulting services continue and have not been terminated prior to any such vesting date. Note that fair value was determined based on the most recent common stock offering of $0.50 per share. Therefore, the stock-based compensation is recognized over the service period at $0.50 per share and was recorded within research and development expense within the income statement which totaled $8,340 and $8,340 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2019, the Company issued the 50,000 shares of common stock upon commencement of services of which $9,015 has been recorded as a reduction to additional paid-in-capital in the accompanying balance sheet and 31,970 shares of common stock were vested as of December 31, 2019. During the year ended December 31, 2020, $8,340 of the Unearned-Deferred Compensation was recognized as consulting expense. The remaining Unearned-Deferred Compensation included in the additional paid-in-capital balance totaled $675 as of December 31, 2020. Additionally, 48,650 shares of common stock were vested as of December 31, 2020.

2017 Stock Incentive Plan

The Company has entered into several stock option agreements as of December 31, 2020. A summary of our stock option activity for the years ended December 31, 2020 and 2019, is as follows:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Weighted average grant date fair value per share	
Outstanding at December 31, 2019	1,275,000	$	0.60	6.72	$	0.42
Granted	50,000	$	0.60	-		0.41
Exercised	-		-	-		-
Forfeited or expired	-		-	-		-
Outstanding at December 31, 2020	1,325,000	$	0.60	6.00	$	0.71
Exercisable at December 31, 2020	145,682	$	0.57	6.77	$	0.42

We estimated the fair value of each option on the grant date using a Black-Scholes option-pricing model with the following assumptions:

As of Year Ended December 31,	2020	2019
Expected term	4.5 years	6.25 - 3.5 years
Volatility	95%	95%
Risk free rate	0.15%	2.6% - 1.7%
Market price	$ 0.60	$0.50 - $0.60
Exercise price	$ 0.60	$0.50 - $0.60

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Management estimated the fair value of common stock through recent sales. Forfeitures are recorded as they occur.

As part of two of the stock option agreements, the stock option holders were issued put options to sell shares back to the Company. The holder has the exercise right to require the Company to repurchase after the Company raises a specific amount of capital. The value of the shares at the time of exercise of the option is $0.60 per share, as defined within the agreement. The Company records the estimated fair market value of the put option at each reporting period based upon the agreement terms. The potential liability associated with the put option was $31,356 and $19,257 as of December 31, 2020 and 2019, respectively.

The Company recognized stock option- stock compensation costs in the amount of $109,740 and $59,593 for the year ended December 31, 2020 and 2019, respectively. Note that these shares are authorized with common stock voting rights; however, none of these shares are outstanding or issued as of December 31, 2020.

The remaining stock compensation balance to be expensed in future years as of December 31, 2020 totaled $119,307 and the expected annual expense per year is as follows:

Period	Stock Compensation Expense
2021	$ 110,267
2022	9,040
Total	**$ 119,307**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and 2019 consists of the following:

As of Year Ended December 31,	2020		2019	
Current tax provision:				
Federal	$	-	$	-
State		-		-
Total	$	-	$	-
Deferred tax provision:				
Federal	$	80,421	$	32,811
State		19,272		7,085
Total	$	99,693	$	39,896
Valuation allowance		(99,693)		(39,896)
Total provision for income taxes	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020		2019	
Stock Options Expense	$	43,927	$	3,846
Organizational Costs		4,523		-
Charitable contribution		175		175
Net Operating Loss Carryforwards		179,782		111,372
Valuation Allowance		(228,407)		(115,393)
Net deferred tax asset (liability)	$	-	$	-

Reconciliation between statutory income tax rate and the Company's effective income tax provision (benefit) rate for the years ended December 31, 2020 and 2019 as follows:

As of Year Ended December 31,	2020	%	2019	%
Income tax at federal statutory rate	$ (84,878)	21%	$ (47,653)	21%
State taxes, net of federal benefit	(15,309)	4%	(7,657)	3%
Nondeductible stock options expense	28,302	-7%	15,060	-7%
Nondeductible organizational costs	4,507	-1%	-	0%
Nondeductible charitable contribution	-	0%	181	0%
Permanent difference - M&E	494	0%	173	0%
NOL Carryforward	66,884	-17%	39,896	-18%
Income tax provision (benefit)	$ -	**0%**	$ -	**0%**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the

Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2020, we had available approximately $739,000 in U.S. tax net operating loss carryforwards, for which for Federal purposes do not expire, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. As of December 31, 2020 and 2019, there were no contingencies that could reasonably be expected to have a material effect on the results of the Company's operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

A principal shareholder serving as the Chief Executive Officer (CEO) entered into an employment contract with the Company for an annual salary of $150,000 plus benefits. The CEO received a reduced salary of $40,000 plus $11,258 for her health insurance for the year ended December 31, 2018. During the year ended December 31, 2019, the CEO agreed to forego salary until the Company receives funding in excess of $750,000. Please refer to the subsequent events footnote for further discussion on CEO net pay agreement with the Company once the Company reached targeted funding.

See Note 8 for related party consulting agreement and non-statutory stock options.

12. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recently commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,091,769 and $580,170 as of December 31, 2020 and 2019, respectively. Losses are expected to continue until such time that Company can design, produce, and sell its product offerings for which cash flow are sufficient to cover operations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing and revenues from product launches.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

On January 1, 2021, the Company granted an employee an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 20,000 shares of common stock, $0.001 par value per share at $0.60 per share. Unless earlier terminated, this option shall expire on December 31, 2030. The option will vest as to 25% of the original number of shares beginning one year after the commencement date of January 1, 2021 and as to an additional 2.0833% of the original number of shares at the end of each successive month following until the fourth anniversary of the vesting commencement date, this option will be vested for all shares.

See Note 7 for forgiveness of PPP.

On March 12, 2021, the Company executed a declaration of intent with a manufacturing company in order for the Company to do the following: (1) to purchase the technical knowledge and the know-how required to manufacture the Company's BEECure™ R product in the United States, (2) the perpetual right to manufacture the product in the United States and sell it throughout the world. The manufacturer agreed to these terms based on the Company paying the manufacturer $300,000 based on an agreed upon milestone schedule for which no payments have been made.

Subsequent to December 31, 2020, under the Company's convertible note financing plan, the Company issued $375,000 in convertible notes for consideration of $307,500, the difference between the proceeds from the notes and principal amounts consists of $67,500 of OID. The note holder was also issued market-related warrants for 576,923 in shares of common stock.

Subsequent to December 31, 2020, the Company continued to sell 567,330 shares of Class NV common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $302,820 and $17,273 was held in escrow related to the sale of these shares as March 30, 2021. In connection with this offering, the Company incurred offering costs of $41,169, which reduced additional paid-in capital.

Subsequent to December 31, 2020, the Company received funding in excess of $750,000, cumulative to date, through its equity crowdfunding and Convertible Debt offerings. The CEO has agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes. See related party transactions footnote for further discussion on the Company's terms of agreement with the CEO's net pay.

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 8, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Diana Sabacinski, Principal Executive Officer of SanMelix Laboratories, Inc., hereby certify that the financial statements of SanMelix Laboratories, Inc. included in this Report are true and complete in all material respects.

Diana Sabacinski

Principal Executive Officer